UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                  FORM 12b-25

                           NOTIFICATION OF LATE FILING

                               SEC File No. 000-8512
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(Check one): [ ]Form 10-K [ ]Form 20-F [ ]Form 11-K [X]Form 10-Q
             [ ]Form 10-D [ ]Form N-SAR [ ]Form N-CSR
             For Period Ended:   April 30, 2007
                              -----------------------

             [ ] Transition Report on Form 10-K
             [ ] Transition Report on Form 20-F
             [ ] Transition Report on Form 11-K
             [ ] Transition Report on Form 10-Q
             [ ] Transition Report on Form N-SAR
             For the Transition Period Ended:
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PART I - REGISTRANT INFORMATION

Full Name of Registrant:                 Monarch Services, Inc.
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Former Name if Applicable:
                          -----------------------------------------------------
Address of Principal Executive Office (Street and Number):  4517 Harford Road
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City, State and Zip Code:    Baltimore, Maryland 21214
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PART II - RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form
10-Q, or portion or the subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

     State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (attach extra sheets if needed.)

     The Company is in the process of completing the report and providing the requisite information to its auditors. For financial reasons at this time, the Company has not paid prior audit invoices which are now past due and the Company auditors cannot complete the audit until the past due audit invoices are resolved. The Company plans to file the 10-QSB for the quarter ending July 31, 2007 as soon as reasonably practical.


PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

         Jackson Y. Dott             (410)              254-9200
         ---------------             -----              --------
             (Name)               (Area Code)       (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
                       [ ] Yes    [X] No

    On July 30, 2007 a NT-10K was file for our year ending April 30, 2007. The Company is in the process of completing the report and providing the requisite information to its auditors. For financial reasons at this time, the Company has not paid prior audit invoices which are now past due and the Company auditors cannot complete the audit until the past due audit invoices are resolved. The Company plans to file the 10-KSB for the year ending April 30, 2007 as soon as reasonably practical.


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                       [ ] Yes    [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                              Monarch Services, Inc.
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                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 17, 2007                  By: /s/ Jackson Y. Dott
                                          -------------------
                                          Jackson Y. Dott
                                          President